SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2005

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On November 3, 2005, Scott's Liquid Gold-Inc. announced in a press release its operating results for the third quarter and first nine months of 2005. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

    Exhibits.

    The following exhibit accompanies this Report:

    Exhibit No.   Document
        99   Press Release dated November 3, 2005
                       concerning results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: November 3, 2005   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

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                              EXHIBIT INDEX

Exhibit
Number          Document

   99           Press Release dated November 3, 2005 concerning results of
                operations.
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EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
REPORTS THIRD QUARTER OPERATING RESULTS

DENVER, Colorado (November 3, 2005) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the third quarter and first nine months of the year 2005.

For the three months ended September 30, 2005, the Company reported a net income of $583,700, or $0.06 per share, on net sales of $6,506,000. These results compared with a net loss of $359,800, or ($0.03) per share, and net sales of $5,116,700, in the third quarter of 2004.

For the nine months ended September 30, 2005, the Company reported a net income of $50,300, or ($0.00) per share compared with net loss of $986,500, or ($0.10) per share, in the corresponding period of the previous year. Net sales totaled approximately $17.8 million in the first nine months of the current year, versus approximately $15.6 million in the year-earlier period.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented: "During the first nine months of 2005 we experienced increases in sales of our Montagne Jeunesse line of skin care products and an increase in sales of our other skin care products because of the introductions of new Alpha Hydrox products and additional Montagne Jeunesse sachets, while experiencing a decrease in our line of household products. The income for 2005 was primarily due to the increase in sales from our new Alpha Hydrox product introductions." Mr. Goldstein further commented: "We will be advertising both our household chemical products and our skin care products in the fourth quarter, as a result our advertising expense for 2005 could be approximately equal to last year's totals. This additional advertising in the fourth quarter over the third quarter could also (depending on the sales benefit of that advertising) result in lower operating results in the fourth quarter."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the our products in the marketplace; the degree of success of any new product or product line introduction by us; consumer acceptance of the new Alpha Hydrox products; competitive factors;

any decrease in distribution of (i.e., retail stores carrying) our significant products; continuation of our distributorship agreement with Montagne Jeunesse; the need for effective advertising of our products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of our products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other matters discussed in this release and our periodic filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeff Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC. & SUBSIDIARIES
Consolidated Statements of Operations (Unaudited)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2005	2004	2005	2004
Net sales	$ 6,506,000	$ 5,116,700	$17,753,300	$15,633,600
Operating costs and expenses:				
Cost Of Sales	3,513,600	3,129,000	9,752,500	8,849,600
Advertising	151,800	101,000	630,300	738,100
Selling	1,455,700	1,381,200	4,422,000	4,162,600
General and administrative	757,100	835,700	2,779,100	2,772,400
	5,878,200	5,446,900	17,583,900	16,522,700
Income (loss) from operations	627,800	(330,200)	169,400	(889,100)
Interest income	9,900	10,400	30,200	30,900
Interest expense	(54,000)	(40,000)	(149,300)	(128,300)
	583,700	(359,800)	50,300	(986,500)
Income tax expense (benefit)	-	-	-	-
Net income (loss)	$ 583,700	$ (359,800)	$ 50,300	$ (986,500)
Net income (loss) per common share:				
Basic	$ .06	$ (.03)	$ .00	$ (.10)
Diluted	$ .06	$ (.03)	$ .00	$ (.10)
Weighted average shares outstanding:				
Basic	10,494,800	10,387,900	10,478,900	10,368,600
Diluted	10,560,400	10,387,900	10,500,800	10,368,600